UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                          GRUPO IUSACELL, S.A. DE C.V.
                                (Name of Issuer)

                         COMMON STOCK, WITH NO PAR VALUE
                         (Title of Class of Securities)

                                   40050B100 (1)
                                 (CUSIP Number)

                                    SECRETARY
                           MOVIL ACCESS, S.A. DE C.V.
                                 AV. INSURGENTES
                             SUR 3696 Y CALLE NUEVA
                               COLONIA PENA POBRE
                                MEXICO D.F. 14260
                          TEL. NO.: 011-52-55-8582-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  JUNE 28, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------
(1) This CUSIP number is for the American Depositary Shares ("ADSs") of the Company each of which represents five shares of Common Stock of the Company.

                          Continued on following pages

                                Page 1 of 8 Pages

CUSIP NO.  4005013100                                                PAGE 2 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Movil Access, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and, with respect to 253,500 shares of Common Stock, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    69,666,552
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           69,666,552
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,666,552
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  4005013100                                                PAGE 3 of 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Biper, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    69,666,552
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           69,666,552
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,666,552
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  4005013100                                                PAGE 4 of 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ricardo Benjamin Salinas Pliego
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF (with respect to the 5,266,470 shares of Common Stock owned directly by Mr. Salinas)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    74,933,022
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           74,933,022
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     74,933,022
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  4005013100                                                PAGE 5 of 8

                  This Amendment No. 1 to Schedule 13D, filed on April 6, 2004 ("Schedule 13D"), relates to the common stock, with no par value (the "Common Stock"), of Grupo Iusacell, S.A. de C.V. (the "Company"), a variable stock corporation organized and existing under the laws of the United Mexican States ("Mexico"). This Amendment No.1 corrects an inadvertent typographical error in
Item 5 of Schedule 13D filed on April 6, 2004 that noted the year of purchases by Movil as 2003 when they occurred in 2004 and an inadvertent typographical error in disclosure of the number of shares Mr. Salinas has sole disposition which should have been reported as 73,985,822 in Schedule 13D. In addition, this Amendment No. 1 amends certain additional information contained in Schedule 13D. Responses to each item below are incorporated by reference into each other item as applicable. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

                  No material change.

Item 2.  IDENTITY AND BACKGROUND.

                  No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  In a series of open-market purchases on the Mexican Stock Exchange, Mr. Salinas has acquired an additional 947,200 shares of Common Stock (on a post-Exchange basis) of the Company, as described in item (5) below. The source of the consideration for Mr. Salinas's open-market purchases was his own personal funds.

                  Following such open-market purchases, Mr. Salinas beneficially owns, in the aggregate 74,933,022 shares of Common Stock, of which Mr. Salinas directly owns 5,266,470 shares of Common Stock. Item 4. PURPOSE OF TRANSACTION.

                  No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by the addition of the following:

CUSIP No.  4005013100                                                PAGE 6 of 8

                  (a) Mr. Salinas has acquired shares of Common Stock of the Company (at market prices) in a series of open-market purchases on the Mexican Stock Exchange as set forth below. After the Exchange, the shares acquired in such open-market purchases represent 947,200 shares of Common Stock.

                                          NUMBER OF        PRICE PER SHARE
DATE OF PURCHASE  SECURITY PURCHASED  SHARES PURCHASED   (IN MEXICAN PESOS)
----------------  ------------------  ----------------   ------------------
   19-May-04        Common Stock          20,000             $14.450000
   20-May-04        Common Stock          22,600             $14.000000
   21-May-04        Common Stock          27,400             $14.000000
   25-May-04        Common Stock          37,500             $14.080000
   26-May-04        Common Stock           5,000             $14.200000
   27-May-04        Common Stock          27,300             $14.396000
   28-May-04        Common Stock          10,000             $14.490000
   31-May-04        Common Stock          19,200             $14.050000
    1-Jun-04        Common Stock          25,200             $13.998800
    2-Jun-04        Common Stock          25,300             $14.120949
    3-Jun-04        Common Stock          36,500             $13.721233
    4-Jun-04        Common Stock          16,400             $13.887195
    7-Jun-04        Common Stock          10,600             $13.978208
    8-Jun-04        Common Stock          13,000             $13.950000
    9-Jun-04        Common Stock          60,800             $13.896710
   10-Jun-04        Common Stock          26,700             $13.974232
   14-Jun-04        Common Stock          16,000             $13.878437
   15-Jun-04        Common Stock          98,900             $13.476178
   16-Jun-04        Common Stock          97,700             $12.940757
   17-Jun-04        Common Stock          20,100             $12.900000
   18-Jun-04        Common Stock         125,100             $13.132494
   21-Jun-04        Common Stock          29,400             $13.199966
   22-Jun-04        Common Stock          57,600             $13.217101
   23-Jun-04        Common Stock          31,000             $13.193548
   24-Jun-04        Common Stock          29,600             $13.199865
   25-Jun-04        Common Stock          10,000             $13.200000
   28-Jun-04        Common Stock          48,300             $13.211387


                  Mr. Salinas has the sole power to direct the voting and disposition of 74,933,022 shares of Common Stock that he owns directly or indirectly. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there are 93,101,240 shares of Common Stock outstanding as of June 2004, the Reporting Persons, collectively, beneficially own approximately 80.5% of the issued and outstanding shares of Common Stock.

CUSIP No.  4005013100                                                PAGE 7 of 8

                  (b) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (c)      Not applicable.

                  (d)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 4:     Power of Attorney, dated as of August 18, 2004.

CUSIP No.  4005013100                                                PAGE 8 of 8

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2004

                                MOVIL ACCESS, S.A. DE C.V.


                                By:  /s/ Rafael Martinez de Ita
                                     -----------------------------
                                     Name:  Rafael Martinez de Ita
                                     Title: Attorney in Fact



                                BIPER, S.A. DE C.V.


                                By:  /s/ Rafael Martinez de Ita
                                     -----------------------------
                                     Name:  Rafael Martinez de Ita
                                     Title: Attorney in Fact



                                RICARDO BENJAMIN SALINAS PLIEGO


                                By:  /s/ Jose Abraham Garfias
                                     -----------------------------
                                     Name:  Jose Abraham Garfias,
                                     Title: Attorney in Fact